Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three-month period ended March 31, 2025, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 27, 2025 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics”, “we”, “our”, “us”, “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2025	2024 (as restated)*
		(Euros in thousands, except per share data)
Revenue from collaboration agreements	4	18,582	30,269
Research and development expenses		(41,908)	(32,108)
General and administrative expenses		(12,067)	(11,642)
Other income		19	12
Operating result		(35,374)	(13,469)
Change in fair value of liabilities for warrants	5	1,597	1,043
Other financial income	5	6,264	11,381
Other financial expenses	5	(13,336)	(677)
Financial result		(5,475)	11,747
Loss before taxes		(40,849)	(1,722)
Taxes on income	6	994	(518)
Net loss		(39,855)	(2,240)
Net loss per share:	16
Basic		(0.33)	(0.02)
Diluted		(0.33)	(0.03)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2025	2024 (as restated)*
		(Euros in thousands)
Net loss		(39,855)	(2,240)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		(2,711)	336
Total comprehensive loss for the period		(42,566)	(1,904)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	March 31, 2025	December 31, 2024
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	15	242,844	236,748
Other financial assets	15	300,914	367,704
Accounts receivables	15	5,600	5,857
Other current assets	8	24,205	19,246
Total current assets		573,563	629,555
Non-current assets
Property, plant and equipment	9	49,820	50,380
Intangible assets	9	1,600	1,629
Right-of-use assets	9	15,577	13,332
Other non-current assets	8	1,132	1,250
Total non-current assets		68,129	66,591
Total assets		641,692	696,146
Liabilities and shareholders’ equity
Current liabilities
Provisions	10	2,257	—
Accounts payables	11	18,395	20,693
Deferred revenue	4	25,295	35,908
Liabilities for warrants	15	133	1,730
Lease liabilities	15	3,046	2,851
Other current liabilities	12	6,644	6,805
Total current liabilities		55,770	67,987
Non-current liabilities
Deferred revenue	4	29,165	34,161
Lease liabilities	15	15,341	13,352
Deferred tax liability	6	4,810	5,804
Total non-current liabilities		49,316	53,317
Shareholders’ equity
Share capital	13	1,216	1,216
Share premium	13	1,166,466	1,162,136
Accumulated deficit	13	(629,396)	(589,541)
Other reserves	13	(1,680)	1,031
Total shareholders’ equity		536,606	574,842
Total liabilities and shareholders’ equity		641,692	696,146

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2025	2024 (as restated)*
	(Euros in thousands)
Cash flows from operating activities
Net loss	(39,855)	(2,240)
Taxes on income	(994)	518
Loss before tax	(40,849)	(1,722)
Adjustments for:
Interest income	(5,463)	(6,294)
Depreciation and amortization	3,140	3,014
Interest expenses	249	194
Equity-settled share-based payment	4,330	4,297
Net foreign exchange differences and expected credit losses	12,248	(4,553)
Change in fair value of liabilities for warrants	(1,597)	(1,043)
Losses from disposal of fixed assets	40	—
Changes in:
Decrease in accounts receivables	257	2,312
(Increase)/decrease in other assets	(90)	1,134
Decrease in deferred revenue, accounts payables and other liabilities	(16,021)	(31,674)
Interest received	14,673	2,484
Interest paid	(249)	(194)
Income tax paid	(4,874)	(560)
Net cash provided by/(used in) operating activities	(34,206)	(32,605)
Cash flows from investing activities
Payments for property, plant and equipment	(3,075)	(9,174)
Payments for intangible assets	(60)	(2)
Proceeds from disposal of property, plant and equipment	47	—
Payments for investments classified in Other financial assets	(258,644)	(290,599)
Proceeds from maturity of investments classified in Other financial assets	308,540	57,957
Net cash provided by/(used in) investing activities	46,808	(241,818)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	—	185,669
Transaction costs deducted from equity	—	(11,548)
Repayment/(payment) of lease liabilities	(737)	524
Net cash provided by/(used in) financing activities	(737)	174,645
Net increase/(decrease) in cash and cash equivalents	11,865	(99,778)
Cash and cash equivalents at the beginning of the year	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(5,769)	3,399
Cash and cash equivalents at the end of the period	242,844	122,093

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities and income tax paid

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2024 (as restated)*		847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income		—	—	—	336	336
Net loss (restated)*		—	—	(2,240)	—	(2,240)
Comprehensive loss for the period (as restated)*		—	—	(2,240)	336	(1,904)
Equity-settled share-based compensation	7	—	4,297	—	—	4,297
Share options exercised	13	1	682	—	—	683
Issue of share capital – net of transaction costs	13	183	173,257	—	—	173,440
Balance as of March 31, 2024 (as restated)*		1,031	1,001,402	(607,000)	(1,300)	394,133
Balance as of January 1, 2025		1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss		—	—	—	(2,711)	(2,711)
Net loss		—	—	(39,855)	—	(39,855)
Comprehensive income for the period		—	—	(39,855)	(2,711)	(42,566)
Equity-settled share-based compensation	7	—	4,330	—	—	4,330
Share options exercised	13	—	—	—	—	—
Issue of share capital – net of transaction costs	13	—	—	—	—	—
Balance as of March 31, 2025		1,216	1,166,466	(629,396)	(1,680)	536,606

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These unaudited interim condensed consolidated financial statements of the Group for the three months ended March 31, 2025, were authorized for issue by the Audit Committee of Immatics N.V. on May 13, 2025.

2. Material accounting policies

2.1 Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). In the Group's annual financial statements for the year ended December 31, 2024, the Group restated their previously issued unaudited interim condensed consolidated financial statements related to accounting of deferred tax assets and deferred tax liabilities (refer to "2.3 Restatement of previously issued interim financial statements (unaudited)"). In these notes to the unaudited condensed consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for the year ended December 31, 2024.

The unaudited interim condensed consolidated financial statements are presented in Euros, which is the functional and reporting currency of the parent, Immatics N.V. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The unaudited interim condensed consolidated statement of loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024. The new and amended standards and interpretations applicable for the first time as of January 1, 2025, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2024, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three months ended March 31, 2025.

In August 2023, the International Accounting Standards Board (the IASB or Board) issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) (the amendments). The amendment concerns the determination of the exchange rate in the absence of long-term exchangeability, as IAS 21 did not previously contain any corresponding provisions on this. The amendment standard adds to IAS 21 including, requirements for assessing whether a currency is exchangeable into another currency, guidance on determining the exchange rate when such an exchange is not possible. The amendments are effective for annual periods beginning on or after January 1, 2025. The Company is not affected by the amendment.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

On 18 December 2024 the IASB published Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity. The amendments are to the own-use requirements, and hedge accounting requirements, together with related disclosures. The scope of the amendments is narrow, and only if contracts meet the specified scoping characteristics will they be in the scope of the amendments. The publication outlines the amendments, together with a summary of the rationale behind the proposals, and considerations for entities when implementing the amendments. The effective date of the amendments is for annual reporting periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the impact of the new amendments.

On 30 May 2024, the IASB issued targeted amendments to IFRS 9, ‘Financial Instruments’, and IFRS 7, ‘Financial Instruments: Disclosures’. The amendments respond to recent questions arising in practice, and include new requirements not only for financial institutions but also for corporate entities. These new requirements will apply from January 1, 2026, with early application permitted. We are currently assessing the impact of the new amendments.

On 18 July 2024, the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. It contains amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. These amendments are mandatory for financial years beginning on or after January 1, 2026; earlier application is permitted. We are currently assessing the impact of the new amendments.

In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, we do not have any impacts of the agenda decision.

Estimates and assumptions have to be made in the unaudited interim consolidated financial statements as of March 31, 2025. These have an impact on the amounts and disclosures of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the year ended December 31, 2024. New developments may result in amounts deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

2.2 Restatement of previously issued interim financial statements

During the preparation of the consolidated financial statements for the year ended December 31, 2024, the Group identified and corrected a misstatement related to the recognition of deferred tax assets related to tax losses carried forward. The Group did not take into account the limitations of German tax law to recover tax losses carried forward. Therefore, the Group understated deferred tax liabilities within the Statement of Financial Position for the three months ended March 31, 2024. Also, the Group overstated income tax expenses from changes in deferred tax liabilities during the three months ended March 31, 2024. The Company restated the financial statements in conjunction with the issuance of its annual report for the period ended December 31, 2024. The impact of this restatement has been reflected in the tables below. Corresponding corrections were made in the Consolidated Statement of Changes in Shareholder’s Equity and Consolidated Statement of Comprehensive Income/(Loss).

In addition the company adjusted the presentation of 'Income tax paid' by disclosing this amount separately in the statement of cashflow with an offset to ‘(Increase)/decrease in other assets’. This adjustment has no impact on 'Net cash provided by/(used in) operating activities'.

This correction of the deferred liabilities resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Profit and Loss:

	Three months ended March 31, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Loss before taxes	(1,722)	—	(1,722)
Taxes on income	(1,332)	814	(518)
Net loss	(3,054)	814	(2,240)
Attributable to:
Equity holders of the parent	(3,054)	814	(2,240)
Non-controlling interest	—	—	—
Net loss	(3,054)	814	(2,240)
Net loss per share
Basic	(0.03)	0.01	(0.02)
Diluted	(0.04)	0.01	(0.03)
Weighted average shares outstanding
Basic	98,740,222	—	98,740,222
Diluted	105,927,222	—	105,927,222

This correction of the deferred liabilities and income tax paid resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Cash Flows:

	Three months ended March 31, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Net loss	(3,054)	814	(2,240)
Taxes on income	1,332	(814)	518
Loss before taxation	(1,722)	—	(1,722)
(Increase)/decrease in other assets	574	560	1,134
Income tax paid	—	(560)	(560)
Net cash provided by/(used in) operating activities	(32,605)	—	(32,605)
Net cash provided by/(used in) investing activities	(241,818)	—	(241,818)
Net cash provided by/(used in) financing activities	174,645	—	174,645
Net increase in cash and cash equivalents	(99,778)	—	(99,778)
Cash and cash equivalents at beginning of year	218,472	—	218,472
Effects of exchange rate changes on cash and cash equivalents	3,399	—	3,399
Cash and cash equivalents at end of period	122,093	—	122,093

The revision of the presentation of income tax paid for the year ended December 31, 2024 resulted in an increase in ‘Income tax paid’ of €13.1 million and a corresponding decrease in ‘(Increase)/decrease in other assets’ of €2.8 million and in ‘Increase/(decrease) in deferred revenue, accounts payables and other liabilities’ of €10.3 million. Net cash provided by/(used in) operating activities remains unchanged.

3. Segment information

The Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

4. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of March 31, 2025, the Group had two revenue-generating strategic collaboration agreements in place, one with Bristol-Myers-Squibb (“BMS”) and one agreement with ModernaTX, Inc. (“Moderna”), which both are in pre-clinical stage.

Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the determination of the transaction price and the allocation of the transaction price to identified performance obligations.

Revenue from collaboration agreements was realized with the following partners:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Revenue from collaboration agreements:
Moderna, United States	14,403	9,583
BMS, United States	4,179	5,735
Genmab, Denmark	—	14,951
Total	18,582	30,269

As of March 31, 2025, the Group has not recognized or received any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

The revenue for the three months ended March 31, 2025 from the remaining collaboration agreements with BMS and Moderna is recognized over time on a cost-to-cost basis. During the three months ended March 31, 2025, €14.4 million revenue was recognized for the Moderna collaboration agreement. For the collaboration agreement with BMS revenue of €4.2 million was recognized during the three months ended March 31, 2025. The collaboration with Genmab A/S, Copenhagen/Denmark (“Genmab”) was terminated in March 2024 resulting in the recognition of the remaining deferred revenue of €14.9 million. Therefore, during the three months ended March 31, 2025 no revenue was recognized under the Genmab collaboration agreement.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Current	25,295	35,908
Non-current	29,165	34,161
Total	54,460	70,069

Deferred revenues are contract liabilities within the scope of IFRS 15.

5. Financial result

Financial income and financial expenses consist of the following:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Change in fair value of liabilities of warrants	1,597	1,043
Interest income	5,463	6,294
Foreign currency gains	51	5,087
Gains on other financial instruments	750	—
Other financial income	6,264	11,381
Interest expenses	(249)	(194)
Foreign currency losses	(13,087)	(17)
Losses on other financial instruments	—	(466)
Other financial expenses	(13,336)	(677)
Financial result	(5,475)	11,747

The fair value of the warrants decreased from €0.24 ($0.25) per warrant as of December 31, 2024 to €0.02 ($0.02) as of March 31, 2025. The result is a decrease in fair value of liabilities for warrants of €1.6 million and a corresponding income for the three months ended March 31, 2025.

The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.50 ($2.70) as of March 31, 2024. The result is a decrease in fair value of liabilities for warrants of €1.0 million and a corresponding income for the three months ended March 31, 2024.

Interest income mainly results from short-term deposits as well as cash balances. Interest expenses mainly result from leases.

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents and short-term deposits by Immatics N.V. and Immatics GmbH.

Losses and gains on financial instruments include expected credit losses on cash and cash equivalents and other financial assets for the three months ended March 31, 2025 and 2024.

6. Income Tax

The following table illustrates the current and deferred taxes for the periods indicated:

	Three months ended March 31,
	2025	2024 (as restated)*
	(Euros in thousands)
Current income tax	—	(1,332)
Deferred income tax	994	814
Taxes on income	994	(518)

During the three months ended March 31, 2025, Immatics N.V., Immatics GmbH and Immatics US Inc. generated a net loss within the Group. Correspondingly the Group did not recognize a current income tax expense for the three months ended March 31, 2025.

During the three months ended March 31, 2025, the deferred tax liability decreased by €1.0 million due to a decrease in temporary differences and correspondingly the Group recognized a deferred income tax benefit.

During the three months ended March 31, 2024, Immatics N.V. and Immatics US Inc. generated a net loss within the Group. Immatics GmbH generated a net income due to the recognition within revenue of the remaining upfront payment of €14.9 million, in connection with the termination of the collaboration with Genmab and correspondingly the Group recognized an income tax expense of €1.3 million and an equivalent current tax liability for the three months ended March 31, 2024.

The income tax expense is calculated based on taxable income of Immatics GmbH for the three months ended March 31, 2024. The Group applied the estimated effective tax rate for the financial year 2024 to the taxable income for the three months ended March 31, 2024. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the three months ended March 31, 2024 for the purpose of income tax calculation. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of an income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH during the three months ended March 31, 2024 is considered a one-time profit, deferred tax assets on tax losses carried forward are recognized only to the extent that they offset deferred tax liabilities for temporary differences, taking into account the limitations in accordance with §10d para 2 EStG (German income tax code). The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

Due to the limitations on ability to offset deferred tax liabilities with tax losses carried forward in accordance with 10d para 2 EStG, Immatics N.V. and Immatics GmbH need to account for all deferred tax liabilities for taxable temporary differences whereas deferred tax assets on losses carried forward can only be recognized to a certain percentage.

During the three months ended March 31, 2025 and 2024, the Group’s German operations were subject to a statutory tax rate of 30.4% and 30.2%, respectively, and the Group’s U.S. operations were subject to a federal corporate income tax rate of 21%.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

7. Share-based payments

Immatics N.V. has three share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). The 2024 Equity Plan allows the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, directors, management and employees have been granted different types of options, all of which are equity-settled transactions.

Under the plans, the Company has the settlement choice for all options granted and has no present obligation to settle in cash, therefore, all options are treated as equity-settled transactions.

Granted options shall accelerate and become vested and exercisable in full immediately prior to and subject to the consummation of a sale event, which was not deemed probable as of March 31, 2025 and 2024, respectively.

Service Options

Under the 2020 Equity Plan and the 2022 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Equity Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $5.51 per Service Option granted during the three months ended March 31, 2025 and used the following weighted average assumptions:

Three months ended March 31, 2025
Exercise price in USD	$5.51
Underlying share price in USD	$5.51
Volatility	82.54%
Time period (years)	6.11
Risk-free rate	4.33%
Dividend yield	0.00%

Service Options outstanding as of March 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.94	10,089,474
Service Options granted in 2025	5.51	1,014,400
Service Options forfeited	11.02	30,432
Service Options exercised	—	—
Service Options expired	10.01	13,323
Service Options outstanding on March 31,	9.53	11,060,119
Service Options exercisable on March 31,	10.12	5,366,201
Weighted average remaining contract life (years)	7.41

Performance-Based Options (“PSUs”)

In addition, at the initial listing on Nasdaq, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company did not grant PSUs during the three months ended March 31, 2025. A Monte-Carlo simulation model is used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs are the exercise price and the underlying share price, the volatility, the time period, the risk free rate and the dividend yield.

PSUs outstanding as of March 31, 2025:

	2025
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.09	3,680,000
PSUs granted in 2025	—	—
PSUs forfeited	—	—
PSUs outstanding on March 31,	10.09	3,680,000
PSUs exercisable on March 31,	—	—
Weighted average remaining contract life (years)	5.35

The Group recognized total employee-related share-based compensation expenses from all plans, during the three months ended March 31, 2025 and 2024 as set out below:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Research and development expenses	(2,155)	(2,268)
General and administrative expenses	(2,175)	(2,029)
Total share-based compensation	(4,330)	(4,297)

Additional outstanding awards fully vested

Immatics GmbH previously issued share-based awards to employees under different plans. As part of the initial listing on Nasdaq, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of March 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,315,798
Matching Stock Options forfeited	10.00	4,950
Matching Stock Options exercised	—	—
Matching Stock Options expired	10.00	1,520
Matching Stock Options outstanding on March 31,	10.00	1,309,328
Matching Stock Options exercisable on March 31,	10.00	1,309,328
Weighted average remaining contract life (years)	5.25

Converted Options outstanding as of March 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.90	477,842
Converted Options forfeited	1.5	2,275
Converted Options exercised	—	—
Converted Options expired	1.17	254
Converted Options outstanding on March 31,	2.90	475,313
Converted Options exercisable on March 31,	2.90	475,313
Weighted average remaining contract life (years)	2.76

8. Other current and non-current assets

Other current assets consist of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	11,964	12,048
Value added tax receivables	976	888
Other assets	11,265	6,310
Total	24,205	19,246

Prepaid expenses include expenses for licenses and software of €3.9 million as of March 31, 2025 and €3.6 million as of December 31, 2024 and prepaid maintenance expenses of €1.2 million as of March 31, 2025 and €1.2 million as of December 31, 2024.

The remaining prepaid expenses of €6.7 million as of March 31, 2025 and €7.2 million as of December 31, 2024 are mainly prepayments for clinical research organizations, insurance and other services.

Other assets include receivables from pre-paid income tax of €10.8 million as of March 31, 2025 and €5.9 million as of December 31, 2024.

Other non-current assets consist of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	225	333
Other assets	907	917
Total	1,132	1,250

9. Property, plant and equipment, intangible assets and Right-of-use assets

During the three months ended March 31, 2025 and March 31, 2024, the Group acquired property, plant and equipment and intangible assets in the amount of €3.5 million and €7.5 million, respectively.

During the three months ended March 31, 2025 and March 31, 2024, €0.4 million and €1.6 million of the investments were not paid in the period, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €2.7 million and €4.9 million for the three months ended March 31, 2025 and three months ended March 31, 2024, respectively.

During the three months ended March 31, 2025, there was an increase in right-of-use assets and corresponding lease liability of €3.2 million mainly related to the expansion of our facilities.

During the three months ended March 31, 2024, there was no material addition in right-of-use assets and corresponding lease liability.

10. Provisions

Provisions consist of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Provision for bonuses	2,257	—
Total	2,257	—

These amounts include provisions for the Group’s annual employee bonuses.

11. Accounts payables

Accounts payables consist of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Trade payables	5,857	10,112
Accrued liabilities	12,538	10,581
Total	18,395	20,693

12. Other current liabilities

Other current liabilities consist of the following:

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Accrual for vacation and overtime	1,779	1,579
Income tax liability	1,761	1,761
Payroll tax	731	2,008
Other liabilities	2,373	1,457
Total	6,644	6,805

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

13. Shareholders’ equity

As of March 31, 2025 and December 31, 2024, the total number of ordinary shares of Immatics N.V. outstanding is 121,550,169 and 121,550,169 with a par value of €0.01, respectively.

The number of ordinary shares has not changed during the three months ended March 31, 2025 compared to the year ended December 31, 2024, as no shares were issued nor share options exercised.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

14. Related party disclosures

During the three months ended March 31, 2025, the Group did not enter into any new related-party transactions with its key management personnel nor with related entities and did not grant new service options to its Board of Directors.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

	Carrying amount per measurement category
	Financial assets as of March 31, 2025		Financial liabilities as of March 31, 2025
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	March 31, 2025
Current/non-current assets
Cash and cash equivalents	—	242,844	—	—	—	242,844
Short-term deposits*	—	300,914	—	—	—	300,914
Accounts receivables	—	5,600	—	—	—	5,600
Other current/non-current assets*	—	1,370	—	—	23,967	25,337
Current/non-current liabilities
Accounts payables	—	—	—	18,395	—	18,395
Other current liabilities	—	—	—	50	6,594	6,644
Liabilities for warrants	—	—	133	—	—	133
Lease liabilities	—	—	—	—	18,387	18,387
Total	—	550,728	133	18,445	48,948

	Carrying amount per measurement category
	Financial assets as of December 31, 2024		Financial liabilities as of December 31, 2024
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2024
Current/non-current assets
Cash and cash equivalents	—	236,748	—	—	—	236,748
Short-term deposits*	—	367,704	—	—	—	367,704
Accounts receivables	—	5,857	—	—	—	5,857
Other current/non-current assets*	—	1,244	—	—	19,252	20,496
Current/non-current liabilities
Accounts payables	—	—	—	20,693	—	20,693
Other current liabilities	—	—	—	50	6,755	6,805
Liabilities for warrants	—	—	1,730	—	—	1,730
Lease liabilities	—	—	—	—	16,203	16,203
Total	—	611,553	1,730	20,743	42,210

* “Short-term deposits” are classified within the balance sheet item “Other financial assets”. Other current/non-current assets comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

All financial assets and financial liabilities classified as "at fair value through profit and loss" are measured by using quoted prices in an active market for identical assets and liabilities (Level 1), respectively.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

16. Earnings and Loss per Share

The Group reported basic and diluted loss per share during the three months ended March 31, 2025 and 2024. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period.

Diluted earnings and loss per share are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price, are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three months ended March 31, 2025 and March 31, 2024, therefore all instruments under the 2020, 2022 and 2024 Equity Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding.

The 7,187,500 Immatics Warrants issued in 2020 and outstanding as of March 31, 2025 do not have a dilutive effect for the three months ended March 31, 2025 as the Group’s weighted average share price is below the exercise price for the given period and their conversion to ordinary shares would have decreased loss per share. For the three months ended March 31, 2024 the Group’s weighted average share price was above the exercise price for the given period. Therefore, Immatics Warrants had a dilutive effect.

	Three months ended March 31,
	2025	2024 (as restated)*
	(Euros in thousands, except share and per share data)
Numerator:
Net loss	(39,855)	(2,240)
Adjustments of loss	—	(1,043)
Net loss available to common shareholders	(39,855)	(3,283)

Denominator:
Weighted average shares outstanding - basic	121,550,169	98,740,222
Effect of potentially dilutive warrants / shares option	—	7,187,500
Weighted average shares outstanding - diluted	121,550,169	105,927,722

Loss per share - basic	(0.33)	(0.02)
Loss per share - diluted	(0.33)	(0.03)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

17. Commitments and contingencies

The statements regarding contingent liabilities and other financial liabilities described in the consolidated financial statements of the Group for the year ended December 31, 2024 are essentially unchanged.

18. Events occurring after the interim reporting period

After the three months ended March 31, 2025 and pursuant to the Collaboration Agreement under the Database/Vaccine Program, Immatics received a financially immaterial milestone payment triggered by the initiation of the first Phase 1 clinical trial for a Moderna product candidate. The Company evaluated further subsequent events for recognition or disclosure through May 13, 2025 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2025 and 2024 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for the year ended December 31, 2024, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for patients with solid tumors and high unmet medical needs. Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR-based immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current treatment paradigms.

We develop and manufacture product candidates in two therapeutic modalities: autologous TCR-engineered adoptive T cell therapies, also called TCR-T (“ACTengine”) and antibody-like TCR Bispecifics, also called T Cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

Our two therapeutic modalities make us a global leader in the field of TCR-based therapies. This unique approach sets us apart from our peers, allowing us to offer distinct treatment options that have the potential to deliver transformative therapeutic benefits to cancer patients with the highest unmet medical needs.

Our current pipeline is comprised of four clinical-stage TCR-based product candidates that have all demonstrated clinical activity (ACTengine IMA203, ACTengine IMA203CD8, TCER IMA402, TCER IMA401) as well as several proprietary and partnered preclinical product candidates targeting multiple indications.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 646 and 672 FTEs as of March 31, 2025 and December 31, 2024, respectively.

Through March 31, 2025 we have raised €1.5 billion through licensing payments from our collaborators and through private placements and public offerings of securities. We are holding cash and cash equivalents and other financial assets of €543.8 million as of March 31, 2025. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Our Strategy

Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits. We seek to execute the following strategy to further this mission and maximize the value of our clinical-stage product candidates, our two therapeutic modalities and our technology platforms:

•
Obtain regulatory approval for and commercialize PRAME cell therapy in 2L cutaneous melanoma. Based on the positive Phase 1b clinical data and supported by the FDA RMAT2 designation, we have advanced our lead TCR-T product candidate, IMA203 targeting PRAME, into a randomized-controlled Phase 3 trial, “SUPRAME,” in patients with unresectable or metastatic cutaneous melanoma after treatment with a checkpoint inhibitor (second line or later, “2L”) with the initial goal of seeking BLA approval in the United States. The primary endpoint for full approval is progression free survival (“PFS”), which we have determined as the fastest pathway to seeking full approval. Secondary endpoints for the trial include objective response rate (“ORR”), safety, duration of response (“DOR”), overall survival (“OS”) and patient-reported outcomes (EORTC QLQ-C30, EQ-5D-5L). The current addressable patient population of PRAME/HLA-A*02:01-positive 2L unresectable or metastatic cutaneous melanoma patients in the United States and EU53 is approximately 7,300. IMA203 would be our first TCR therapeutic to access the market and has the potential to revolutionize the treatment of advanced melanoma. A pre-specified interim data analysis will be triggered upon the occurence of a defined number of events for PFS (progressive disease or death), anticipated to occur after approximately 200 patients. Immatics aims to submit a Biologics License Application (BLA) in 1Q 2027 for full approval.
•
Prepare our cell therapy manufacturing capabilities to serve planned commercial supply. Our proprietary manufacturing process, timeline, capabilities and facility support late-stage clinical development and commercial cell therapy supply. IMA203 is manufactured from a patient's leukapheresis (with no surgery required) within 7-8 days, followed by 7-day QC release testing at a >95% success rate4 to achieve the target dose (1-10x109 TCR-T cells). Our state-of-the-art ~100,000 sq. ft. R&D and GMP manufacturing facility in the Houston Metropolitan Area — an area with a talent pool specialized in cell therapy development and manufacturing — was built with a modular design for efficient and cost-effective scalability (total of 8 manufacturing suites, plus further expansion space) to serve early-stage and registration-directed clinical trials as well as planned commercial supply. We believe our in-house manufacturing and QC testing enables us to better control the manufacturing process, shorten the turnaround time, ensure the manufacturing success rate and quality of the product and realize potential cost efficiencies, including manufacturing capacity optimization through scalability for a competitive and profitable commercial cell therapy product.
•
Expand the PRAME commercial opportunity to additional solid cancer types and earlier lines of treatment. To maximize the PRAME cell therapy opportunity, we plan to expand IMA203 into uveal melanoma through the ongoing Phase 1b clinical trial. Data from this ongoing single-arm trial is intended to support label expansion after IMA203 is approved for cutaneous melanoma. We are also developing a second-generation cell therapy product candidate, IMA203CD8, that shows enhanced pharmacology compared to IMA203 and thus may be better positioned to target PRAME-positive solid cancers with medium and high PRAME expression outside melanoma, starting with gynecologic (ovarian and endometrial) cancers. We then plan to expand to other cancer types such as non-small cell lung cancer (“NSCLC”), breast cancer and head and neck cancer. Within the PRAME opportunity, we are also focusing on our TCR Bispecific, IMA402. Upon delivering clinical proof-of-concept (“PoC”) in last-line melanoma, we plan to explore its potential in gynecologic cancers, NSCLC, breast cancer and other solid tumor indications as well as earlier lines of solid cancers, such as first-line (1L) cutaneous melanoma.
•
Leverage the potential of our proprietary bispecific platform to provide innovative therapeutics and unlock more cancer types. We continue to evaluate our second TCR Bispecific, TCER IMA401 targeting MAGEA4/8, in 2L and later patients with NSCLC, head and neck cancer, bladder cancer and other solid tumor indications with the primary goal to develop it in earlier lines. To unlock more cancer types, we are also advancing mRNA-encoded TCER molecules in collaboration with Moderna. Furthermore, we plan to multiplex TCR Bispecifics, including those targeting PRAME, MAGEA4/8 and other undisclosed targets.
•
Unlock the full potential of strategic collaborations. We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and actively seek to enter additional partnerships. These collaborations enable us to develop transformative therapeutics through the combination of synergistic capabilities and technologies, while providing non-dilutive capital through upfront and potential milestone payments, as well as royalties.

(2) Includes all benefits of Breakthrough Therapy Designation.

(3) EU5: France, Germany, Italy, Spain, United Kingdom. As our IMA203 development progresses, we plan to refine our commercial and regulatory strategy to leverage the commercial opportunity beyond the US, likely starting with countries within the EU5.

(4) As of Aug 23, 2024

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Moderna. Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In one of our two current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as if they were one performance obligation (“Database Activities”).

All collaboration agreements resulted in a total of €525.7 million of payments through March 31, 2025. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute insights from XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. Since the achievement of these milestones is uncertain, we have uncertainty in our potential future revenue streams.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners, following successful clinical trials and approval for sale. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

• Obtain regulatory approval and commercialize PRAME cell therapy in 2L cutaneous melanoma;

• Prepare our cell therapy manufacturing capabilities to serve planned commercial supply;

• Expand the PRAME commercial opportunity to additional solid cancer types and earlier lines of treatment;

• Leverage the potential of our proprietary bispecific platform to provide innovative therapeutics and unlock more cancer types; and

• Unlock the full potential of strategic collaborations.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses may increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect our headcount may increase to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

• after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

• we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

• our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

• contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

• regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

• safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials of our ACT or TCR Bispecifics candidates may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule, the FDA, EMA or regulatory authorities in other countries may not view data generated from clinical trials that we designate as “pivotal” or “registration-enabling” as sufficient support regulatory approval, and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to the possible planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities recorded at fair value through profit and loss. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and March 31, 2024

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended March 31,
	2025	2024 (as restated)
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	18,582	30,269
Research and development expenses	(41,908)	(32,108)
General and administrative expenses	(12,067)	(11,642)
Other income	19	12
Operating result	(35,374)	(13,469)
Change in fair value of liabilities for warrants	1,597	1,043
Other financial income	6,264	11,381
Other financial expenses	(13,336)	(677)
Financial result	(5,475)	11,747
Loss before taxes	(40,849)	(1,722)
Taxes on income	994	(518)
Net loss	(39,855)	(2,240)
Net loss per share:
Basic	(0.33)	(0.02)
Diluted	(0.33)	(0.03)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
BMS, United States	4,179	5,735
Moderna, United States	14,403	9,583
Genmab, Denmark	—	14,951
Total	18,582	30,269

Our revenue from collaboration agreements decreased by €11.7 million from €30.3 million for the three months ended March 31, 2024 to €18.6 million for the three months ended March 31, 2025. Under our collaboration agreement with Moderna revenue increased from €9.6 million during the three months ended March 31, 2024 to €14.4 million during the three months ended March 31, 2025 due to increased activities. Revenue decreased for our collaboration with BMS from €5.7 million during the three months ended March 31, 2024 to €4.2 million during the three months ended March 31, 2025 due to fewer activities. In addition, €14.9 million of the decrease in revenue is attributable to the termination of our collaboration agreement with Genmab during the three months ended March 31, 2024.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(9,969)	(4,758)
TCR Bispecifics Programs	(3,126)	(1,857)
Other programs	(545)	(1,965)
Sub-total direct external expenses	(13,640)	(8,580)
Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(17,295)	(13,399)
Share-based compensation expenses	(2,155)	(2,268)
IP expenses	(646)	(1,804)
Facility and depreciation	(3,161)	(2,528)
Other indirect expenses	(5,011)	(3,529)
Sub-total indirect expenses	(28,268)	(23,528)
Total	(41,908)	(32,108)

Direct external research and development expenses for our ACT programs increased from €4.8 million for the three months ended March 31, 2024 to €10.0 million for the three months ended March 31, 2025. This increase mainly resulted from increased activities in our clinical trials for IMA203. Direct external research and development expenses for our TCR Bispecifics programs increased from €1.9 million for the three months ended March 31, 2024 to €3.1 million for the three months ended March 31, 2025. This increase mainly resulted from activities related to our continued development of IMA 401 as a proprietary product.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €2.0 million for the three months ended March 31, 2024 to €0.6 million for the three months ended March 31, 2025. This decrease mainly resulted from the termination of our BMS IMA401 collaboration in September 2024.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €13.4 million for the three months ended March 31, 2024 to €17.3 million for the three months ended March 31, 2025. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €2.3 million for the three months ended March 31, 2024 to €2.2 million for the three months ended March 31, 2025. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on Nasdaq have fully vested. IP expenses decreased from €1.8 million for the three months ended March 31, 2024 to €0.6 million for the three months ended March 31, 2025 mainly due to the fact that fewer patent activities in research and development were carried out during the three months ended March 31, 2025. Facility and depreciation expenses increased from €2.5 million for the three months ended March 31, 2024 to €3.2 million for the three months ended March 31, 2025 due to depreciation of our GMP facility in Houston, for which depreciation started in 2024. Other indirect expenses increased from €3.5 million for the three months ended March 31, 2024 to €5.0 million for the three months ended March 31, 2025. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Personnel related (excluding share-based compensation)	(4,407)	(3,794)
Share-based compensation expenses	(2,175)	(2,029)
Professional and consulting fees	(1,541)	(2,078)
Other external general and administrative expenses	(3,944)	(3,741)
Total	(12,067)	(11,642)

General and administrative expenses increased from €11.6 million for the three months ended March 31, 2024 to €12.1 million for the three months ended March 31, 2025.

Share-based compensation expenses increased from €2.0 million for the three months ended March 31, 2024 to €2.2 million for the three months ended March 31, 2025. Shared-based compensation expenses increased due to increased options granted partially offset by the decrease over time for awards granted as part of the initial listing on Nasdaq that have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €3.8 million for the three months ended March 31, 2024 to €4.4 million for the three months ended March 31, 2025. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions as we continue to scale our organization.

Professional and consulting fees decreased from €2.1 million for the three months ended March 31, 2024 to €1.5 million for the three months ended March 31, 2025. The decrease in professional and consulting fees resulted mainly from lower consulting expenses.

Other external expenses increased from €3.7 million for the three months ended March 31, 2024 to €3.9 million for the three months ended March 31, 2025. The increase in other expenses mainly resulted from increased insurance, depreciation and facility expenses.

Change in Fair Value of Warrant Liabilities

Subsequent to the initial listing on Nasdaq, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the warrants decreased from €0.24 ($0.25) per warrant as of December 31, 2024 to €0.02 ($0.02) as of March 31, 2025 due to a decline in our stock price. The result is a decrease in fair value of liabilities for warrants of €1.6 million and a corresponding income for the three months ended March 31, 2025.

Other Financial Income and Other Financial Expenses

Other financial income decreased from €11.4 million for the three months ended March 31, 2024 to €6.3 million for the three months ended March 31, 2025. The decrease mainly resulted from lower unrealized foreign exchange gains.

Other financial expenses increased from €0.7 million for the three months ended March 31, 2024 to €13.3 million for the three months ended March 31, 2025. The increase mainly resulted from higher unrealized foreign exchange losses.

Taxes on income

Taxes on income decreased from an expense of €0.5 million for the three months ended March 31, 2024 to a benefit of €1.0 million for the three months ended March 31, 2025. The decrease mainly resulted from a current income tax expense of Immatics GmbH for the three months ended March 31, 2024. Immatics GmbH did not generate a taxable profit for the three months ended March 31, 2025. Deferred tax liabilities decreased by €1.0 million due to a decrease in temporary differences resulting in a deferred income tax benefit during the three months ended March 31, 2025.

Liquidity and Capital Resources

Cash and cash equivalents increased from €236.7 million as of December 31, 2024 to €242.8 million as of March 31, 2025.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022 and the year ended December 31, 2024. As of March 31, 2025, we had an accumulated deficit of €629.5 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

In the year ended December 31, 2024, we received (i) €185.0 million ($201.5 million) gross proceeds less transaction costs of €11.6 million ($12.6 million) in connection with our public offering of 18,313,750 ordinary shares on January 22, 2024; (ii) €137.9 million ($150.3 million) gross proceeds less transaction costs of €8.6 million ($9.4 million) in connection with our public offering of 16,250,000 ordinary shares on October 15, 2024; and (iii) on November 12, 2024 received €19.0 million ($20.2 million) gross proceeds less transactions costs of €1.1 million ($1.2 million) from the additional purchase option of ordinary shares in connection to the public offering on October 15, 2024.

Additionally, we have established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $150 million. So far no sales were made under the ATM agreement with Leerink Partners LLC.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated development. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(34,206)	(32,605)
Investing activities	46,808	(241,818)
Financing activities	(737)	174,645
Total	11,865	(99,778)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates.

Our net cash outflow from operating activities for the three months ended March 31, 2025 was €34.2 million. This was comprised of a loss before tax of €40.8 million, an increase in working capital of €15.8 million, a non-cash income of €1.6 million related to the change in fair value of the warrants, partially offset by other effects of €4.4 million, net foreign exchange differences and expected credit losses of €12.2 million, depreciation and amortization charge of €3.1 million and non-cash charges from equity-settled share-based compensation expenses for employees of €4.3 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €16.0 million and an increase in other assets and prepayments of €0.1 million, partly offset by a decrease in accounts receivable of €0.3 million.

Our net cash outflow from operating activities for the three months ended March 31, 2024 was €32.6 million. This was comprised of a loss of €1.7 million, an increase in working capital of €28.9 million, net foreign exchange differences and expected credit losses of €4.5 million, other effects of €3.8 million and non-cash expense of €1.0 million related to the change in fair value of the warrants, partly offset by non-cash charges from equity-settled share-based compensation expenses for employees of €4.3 million, depreciation and amortization charge of €3.0 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €31.8 million, partly offset by a decrease in accounts receivable of €2.3 million and a decrease in other assets and prepayments of €0.6 million.

Investing Activities

Our net inflow of cash from investing activities for the three months ended March 31, 2025 was €46.8 million. This consisted primarily of cash paid in the amount of €258.6 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €3.1 million cash paid for new equipment and intangible assets, partially offset by cash received from maturity of short-term deposits of €308.5 million.

Our net outflow of cash from investing activities for the three months ended March 31, 2024 was €241.8 million. This consisted primarily of cash paid in the amount of €290.6 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €9.2 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of short-term deposits of €58.0 million.

Financing Activities

For the three months ended March 31, 2025, the Group paid €0.7 million for lease agreements.

For the three months ended March 31, 2024, net cash provided from financing activities amounted to €174.6 million. On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 per ordinary share. The Company received net proceeds of €173.4 million after deducting the underwriting discount and fees and offering expenses and intended to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. In addition, the Group received €0.7 million from option exercises under the Equity Plans and €0.5 million from lease agreements.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €629.5 million as of March 31, 2025. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and, if approved, commercialize our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;
•
time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;
•
time and costs required to perform research and development to identify and characterize new product candidates from our research programs;
•
time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•
our ability to successfully commercialize our product candidates, if approved;
•
our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;
•
amount of sales and other revenues from product candidates that we may commercialize, any royalty or other payment obligations we have with respect to such sales (such as our tiered low single digit percentage to less than one percentage royalty obligation for certain of our product candidates), the selling prices for such potential products, and the availability of adequate third party coverage and reimbursement for patients;

•
sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•
cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•
terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;
•
cash requirements of any future acquisitions or the development of other product candidates;
•
costs of operating as a public company;
•
time and cost necessary to respond to technological, regulatory, political and market developments;
•
costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and
•
costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2025 and 2024, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements for the year ended December 31, 2024 and the three months ended March 31, 2025 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our material accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our unaudited interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For one of our two current revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with Moderna, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities. The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is transferred over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes Performance-Based Options (“PSUs”) and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have only recognized deferred tax assets on tax losses carried forward to the extent that they offset deferred tax liabilities for temporary differences, taking into account the limitations in accordance with §10d para 2 EStG (German income tax code). Changes in the estimation of our potential to use tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

New standards and interpretations applied for the first time as of January 1, 2025 and 2024 had no material effect on the consolidated financial statements of the Group.

In August 2023, the International Accounting Standards Board (the IASB or Board) issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) (the amendments). The amendment concerns the determination of the exchange rate in the absence of long-term exchangeability, as IAS 21 did not previously contain any corresponding provisions on this. The amendment standard adds to IAS 21 including, requirements for assessing whether a currency is exchangeable into another currency, guidance on determining the exchange rate when such an exchange is not possible. The amendments are effective for annual periods beginning on or after January 1, 2025. The Company is not affected by the amendment.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

On December 18, 2024 the IASB published Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity. The amendments are to the own-use requirements, and hedge accounting requirements, together with related disclosures. The scope of the amendments is narrow, and only if contracts meet the specified scoping characteristics will they be in the scope of the amendments. The publication outlines the amendments, together with a summary of the rationale behind the proposals, and considerations for entities when implementing the amendments. The effective date of the amendments is for annual reporting periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the impact of the new amendments.

On May 30, 2024, the IASB issued targeted amendments to IFRS 9, ‘Financial Instruments’, and IFRS 7, ‘Financial Instruments: Disclosures’. The amendments respond to recent questions arising in practice, and include new requirements not only for financial institutions but also for corporate entities. These new requirements will apply from January 1, 2026, with early application permitted. We are currently assessing the impact of the new amendments.

On July 18, 2024, the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. It contains amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. These amendments are mandatory for financial years beginning on or after January 1, 2026; earlier application is permitted. We are currently assessing the impact of the new amendments.

In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, we do not have any impacts of the agenda decision.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from our operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the assets and liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to major interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in Euros and U.S. Dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. We aim to match Euro cash inflows with Euro cash outflows and U.S. Dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €242.8 million as of March 31, 2025. Approximately 92% of our cash and cash equivalents were held in Germany, of which approximately 47% were denominated in Euros and 53% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €100.3 million and U.S. Dollars in the amount of €200.6 million as of March 31, 2025.

Market risk and currency risk of warrants

Our activities expose us to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded on the Nasdaq Stock Exchange. An increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €13.3 thousand with a corresponding effect in the equity as of March 31, 2025.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. As of the date of this Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.